UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-36691

BOOKING HOLDINGS INC.
NEW YORK STOCK EXCHANGE LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

800 Connecticut Avenue
Norwalk, Connecticut 06854
(203) 299-8000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

0.800% Senior Notes due 2022
2.150% Senior Notes due 2022
2.375% Senior Notes due 2024
1.800% Senior Notes due 2027
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐          Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒          Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Booking Holdings Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: December 6, 2019	BOOKING HOLDINGS INC.
by
/s/ Peter Millones
	Name:	Peter Millones
	Title:	Executive Vice President and General Counsel

1  Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.